VIA EDGAR

July 13, 2018

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3030

100 F Street N.E.

Washington, D.C. 20005

Attn:	Timothy Buchmiller, Esq.
Daniel Morris, Esq.

Re:	Delcath Systems, Inc.
Registration Statement on Form S-1
Filed June 12, 2018
File No. 333-225567

Dear Mr. Buchmiller and Mr. Morris:

We are writing in connection with the above-captioned matter regarding Delcath Systems, Inc.’s (the “Company”) Registration Statement on Form S-1, File No. 333-225567, filed with the Commission on April 9, 2018 (the “Registration Statement”). We hereby provide supplementally the following responses in reply to the Staff’s comment letter dated July 9, 2018 (the “Comment Letter”). The numbered responses set forth below correspond to the numbering set forth in the Comment Letter. For your convenience, we have included each of the Staff’s comments (in bold).

Tax consequences of the Receipt of the Subscription Rights by Common Shareholders, page 109

1. We note your disclosure that the company’s tax counsel has reached an opinion that the distribution of the subscription rights should be non-taxable to the common shareholders. Where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing, you should file the tax opinion as an exhibit to your registration statement. Refer to Regulation S-K Item 601(b)(8).

The Company has revised its S-1 to include an opinion of tax counsel as Exhibit 8.1.

Item 17. Undertakings, page II-8

2. We note that if the rights offering is not fully subscribed, RHK Capital has agreed to use its commercially reasonable best efforts to place any unsubscribed shares for an additional period of 45 days. Please include the offering of the unsubscribed shares in your fee table and include the undertaking required by Regulation S-K Item 512(c).

We have revised the fee table and also included the undertaking required by Regulation S-K, Item 512(c) in Item 17 of our Amendment No. 1 to Form S-1.

We hope that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact our counsel, Jolie Kahn, Esq., at (516) 222-2230 if you have any questions regarding this matter.

Very truly yours,

DELCATH SYSTEMS, INC.

/s/ Jennifer Simpson

Jennifer Simpson

Chief Exectuive Officer